LAMAR ADVERTISING REIT COMPANY

5321 Corporate Boulevard

Baton Rouge, LA 70808

October 14, 2014

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lamar Advertising REIT Company
Registration Statement on Form S-4 (File No. 333-197084)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, Lamar Advertising REIT Company (the “Company”) hereby requests the acceleration of the effectiveness of the Registration Statement on Form S-4, as amended by Amendment No. 2 thereto (File No. 333-197084), for October 16, 2014, at 4:30 p.m. EDT, or as soon as practicable thereafter.

In connection with this request, the Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please call Stacie Aarestad of Edwards Wildman Palmer LLP at (617) 239-0314.

Very truly yours,

/s/ Keith A. Istre
Keith A. Istre
Chief Financial Officer

cc:	Stacie S. Aarestad, Esq.

Edwards Wildman Palmer LLP

Gilbert G. Menna, Esq.

Suzanne D. Lecaroz, Esq.

Goodwin Procter LLP